-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES COMPLETION OF $14 MILLION FINANCING IN AMT

Tel Aviv, June 11, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that A.M.T. - Advanced Metal Technologies Ltd.(“AMT”), an Elron group company, has completed a $14 million financing led by Shamrock Israel Growth Fund, a leading Israeli private equity fund. Elron is investing an aggregate of $5 million in this financing round in which other existing shareholders also participated. Following the transaction, Elron will hold approximately 34% of the outstanding equity of AMT.

Doron Birger, President & CEO of Elron commented: “This private placement provides AMT with the necessary resources to accelerate its growth in its various activities and to build AMT into a successful company.”

AMT develops, markets and licenses advanced technologies for amorphous and nano-crystalline materials, for a wide range of commercial applications. AMT operates together with its group companies, creating innovative solutions for applications mainly for electrical heating, sensoring (authentication and coding solutions), electronic shielding and electronic components.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, information and communications technology, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)